SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16
of the
Securities Exchange Act of 1934

For the month of April, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oalville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 20-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for redemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: April 29, 2004	By :	/s/ John Bennett

		[Print]	Name : John Bennett
Title : Chief Executive Officer

BENNETT

ENVIRONMENTAL INC.

NOTICE OF MEETING
and
MANAGEMENT

INFORMATION AND PROXY
CIRCULAR

for the

Annual and Special General Meeting

to be held on

Tuesday, May 25, 2004

BENNETT ENVIRONMENTAL INC.

April 23, 2004

Dear shareholder:

     It is my pleasure to invite you to attend the Corporation’s 2004 Annual and Special General Meeting of shareholders. The meeting will be held on Tuesday, May 25, 2004 at 4:30 p.m. (Toronto time) at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

     I enclose the formal Notice of Meeting, Management Information and Proxy Circular, and form of proxy. If you are unable to attend the meeting in person, please complete, date, sign and return the enclosed form of proxy in the envelope provided to ensure that your vote is counted.

Yours Sincerely,

(signed) John Bennett
Chairman

BENNETT ENVIRONMENTAL INC.

NOTICE OF MEETING

     NOTICE IS HEREBY GIVEN that the annual and special general meeting (the “Meeting”) of the shareholders of Bennett Environmental Inc. (the “Corporation”) will be held at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Tuesday, May 25, 2004 at 4:30 p.m. (Toronto time), for the following purposes:

(a)	to receive the annual report of the directors to the shareholders of the Corporation;

(b)	to receive the financial statements of the Corporation for the fiscal year ended December 31, 2003, together with the report of the auditors thereon;

(c)	to elect directors to hold office until the next annual general meeting;

(d)	to appoint KPMG LLP, Chartered Accountants, as auditor to hold office until the next annual general meeting at a remuneration to be fixed by the directors of the Corporation;

(e)	to consider and, if thought appropriate, to pass an ordinary resolution renewing the Amended and Restated Shareholder Rights Plan Agreement dated May 24, 2001 (the “Amended and Restated Rights Plan”) between the Corporation and Computershare Trust Company of Canada, the complete text of which is set out under “Particular Matters to be acted Upon — Renewal of Shareholders’ Rights Plan” in the attached Management Information and Proxy Circular for the Meeting and is incorporated herein by reference; and

(f)	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

     Accompanying this Notice of Meeting are: (1) a Management Information and Proxy Circular; (2) a form of proxy and notes thereto; and (3) a reply card for use by shareholders who wish to receive the Corporation’s interim and/or annual financial statements.

     If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy, and deposit it with Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department before 4:30 p.m. (Toronto time) on Friday, May 21, 2004, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

     If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you fail to follow these instructions, your shares may not be eligible to be voted at the Meeting.

     This Notice of Meeting, the Management Information and Proxy Circular, the form of proxy and notes thereto for the Meeting, and the reply card are first being sent to shareholders of the Corporation on or about May 4, 2004.

     DATED at Vancouver, British Columbia, this 23 day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) John Bennett
Chairman

BENNETT ENVIRONMENTAL INC.

MANAGEMENT INFORMATION AND PROXY CIRCULAR

Solicitation of Proxies

     This Management Information and Proxy Circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of Bennett Environmental Inc. (“BEI” or the “Corporation”) to be voted at the annual and special general meeting of the shareholders of the Corporation to be held on Tuesday, May 25, 2004 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

     It is anticipated that this Information Circular and the accompanying Notice of Meeting and form of proxy will be first mailed to the shareholders of the Corporation on or about May 4, 2004. Unless otherwise stated, the information contained in this Information Circular is given as at April 7, 2004.

     While it is expected that the solicitation for proxies will be conducted primarily by mail, the directors and employees of the Corporation may, without special compensation, solicit proxies personally or by telephone. The Corporation may retain other persons or companies to solicit proxies on behalf of management, in which event the customary fees for such services will be paid. All costs of solicitation will be borne by the Corporation.

Appointment and Revocation of Proxies

     The individuals named in the accompanying form of proxy are directors or officers of the Corporation. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the form of proxy and striking out the two printed names, or by completing another form of proxy. A proxy will not be valid unless the duly completed, signed and dated form of proxy is received at the office of Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department before 4:30 p.m. (Toronto time) on Friday, May 21, 2004, or not less than 48 hours (excluding Saturdays, Sundays and holidays) or any adjournment thereof, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

     A shareholder who has given a proxy may revoke it (a) by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either (i) to the registered office of the Corporation at 900 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 1T2 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or (ii) to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or (b) in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Shares Represented by Proxy and Discretionary Powers

     Common Shares represented by proxies may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands. In addition, Common Shares represented by proxies will be voted on any poll. In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the Common Shares will be voted or withheld from voting in accordance with the specification so made. Where no choice is so specified with respect to any resolution or in the absence of certain instructions, the Common Shares represented by a proxy given to management will be voted in favour of the resolution. If more than one direction is made with respect to any resolution, such Common Shares will similarly be voted in favour of the resolution.

     The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

Record Date and Right to Vote

     The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed by the Board of Directors at the close of business on April 20, 2004.

     Every shareholder of record at the close of business on April 20, 2004 who personally attends the Meeting will be entitled to vote at the Meeting or any adjournment thereof, except to the extent that:

(a)	such shareholder has transferred the ownership of any of his or her Common Shares after April 20, 2004; and

(b)	the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares, and demands, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote those Common Shares at the Meeting.

     A person duly appointed under an instrument of proxy will be entitled to vote the Common Shares represented thereby only if the proxy is properly completed and delivered in accordance with the requirements set out above under “Appointment and Revocation of Proxies” and has not been revoked.

Securities Entitled to Vote

     As of April 19, 2004, 18,305,739 Common Shares were issued and outstanding. The Corporation has no other classes of voting securities.

     Every shareholder who is present in person and entitled to vote at the Meeting shall have one vote on a show of hands and on a poll shall have one vote for each Common Share of which the shareholder is the registered holder and such shareholder may exercise such vote either in person or by proxyholder.

Principal Shareholders

     To the knowledge of the directors and senior officers of the Corporation, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation.

Quorum and Percentage of Votes Necessary to Pass Resolutions

     Under By-Law No. 1 of the Corporation, the quorum for the transaction of business at the Meeting consists of two persons present in person, each being a shareholder entitled to vote at the Meeting or a duly appointed proxyholder for an absent shareholder so entitled, and holding or representing not less than 10% of the total number of issued Common Shares outstanding as of April 20, 2004 entitled to vote.

     An ordinary resolution submitted for approval at the Meeting must be passed by a simple majority of the votes cast, in person or by proxies, at the Meeting. The ordinary resolution to approve an amendment to the Amended and Restated Shareholder Rights Plan Agreement dated made as of May 24, 2001, as described under “Particulars of Matters to be Acted Upon – Renewal of Shareholders’ Rights Plan”, must be approved by a majority of more than 50% of the votes cast by the “Independent Shareholders” as defined in the Amended and Restated Shareholder Rights Plan. Independent Shareholders are defined in the Amended and Restated Shareholder Rights Plan as all holders of Common Shares, excluding any “Acquiring Person” (as defined in the Amended and Restated Shareholder Rights Plan), any person who announced an intention to make a take-over bid for the Common Shares, any affiliate, associate or person acting jointly or in concert with such excluded persons, and except in certain circumstances, any trustee of any employee benefit plan, share purchase plan, deferred profit sharing plan or other similar plan or trust for the benefit of employees of the Corporation. As of the date of this Information Circular, the Corporation is not aware of any votes that will not be counted for the purposes of determining whether this majority has been obtained.

Particulars of Matters to be Acted Upon

Election of Directors

     The Board of Directors presently consists of six directors. The Articles of the Corporation stipulate that there shall be a minimum of two and a maximum of 15 directors.

     The term of office of each of the present directors expires at the Meeting. The six persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of shareholders of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles or By-laws of the Corporation or with the provisions of the CBCA.

     The following table sets out the names of nominees for election as directors, the country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation and the number of Common Shares of the Corporation or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at April 7, 2004:

Name, Position and	Principal Occupation	Director	Common
Country of Residence (1)	or Employment (1)	Since	Shares Held (1)
John Bennett Canada Director and Chairman	Chairman and former CEO of the Corporation	1992	1,552,619 (2)

Adam Lapointe (3) (4) Canada Director	President – Pluri-Capital Inc., a Quebec based venture capital company	2001	100

Pierre Meunier (5) Canada Director	Partner – Fasken Martineau DuMoulin, a law firm	1997	33,500

George Ploder(3) (6) (7) Canada Director	Director of various companies(7)	2002	10,000

David Williams (3) (4) Canada Director	President – Roxborough Holdings Ltd., a private investment company	2002	300,000

James Blanchard(4) USA Director	Partner – Piper Rudnick LLP	2003	Nil

(1)	The information as to country of residence, principal occupation or employment, and Common Shares beneficially owned is not within the knowledge of management of the Corporation and has been furnished by the respective nominees. The principal occupation or employment of the directors are for the past five years. Information regarding Common Shares held does not include Common Shares issuable upon the exercise of options, stock appreciation rights or warrants.

(2)	Includes 537,494 Common Shares held by Mr. Bennett’s wife.

(3)	Member of the Audit Committee.

(4)	Member of the Corporate Governance Committee.

(5)	Member of the Environmental Review and Safety Committee.

(6)	Member of the Human Resources and Compensation Committee.

(7)	Mr. Ploder is currently a director of Vital Retirement Living Inc., a company that provides retirement services and facilities, Patheon Inc., a provider of pharmaceutical contract manufacturing and drug development services. Until March 1999, Mr. Ploder was the President and Chief Executive Officer of Bracknell Corporation, a Toronto Stock Exchange listed North American facilities service provider.

Appointment of Auditor

     Unless otherwise instructed, the proxies given pursuant to this solicitation for the Meeting will be voted for the re-appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Corporation to hold office until the close of the next annual general meeting of the Corporation at a remuneration to be fixed by the directors of the Corporation. KPMG LLP was first appointed auditor of the Corporation in 1992.

Renewal of Shareholders’ Rights Plan

Background of the Rights Plan

     Effective April 29, 1998, the Corporation entered into a Shareholder Rights Plan Agreement (the “Original Shareholder Rights Plan”) with Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada), as a rights agent. The Original Shareholder Rights Plan was approved by Board of Directors on April 29, 1998 and was subsequently confirmed by the shareholders of the Corporation at the Corporation’s Annual General Meeting held on June 5, 1998.

     The Original Shareholder Rights Plan had a term of three years, expiring at the close of the Corporation’s Annual General Meeting held on May 24, 2001. On April 11, 2001 the Board of Directors approved two amendments to the Original Shareholder Rights Plan, subject to the approval of shareholders and applicable regulatory authorities: (i) an amendment to renew the term of the Original Shareholder Rights Plan for a further three years expiring at the close of the first annual meeting of shareholders after April 29, 2004, and (ii) to exclude from the definition of persons deemed to “Beneficially Own” securities of the Corporation, persons who have entered into lock-up agreements with existing shareholders provided such agreements meet certain conditions. At the Annual and Special General Meeting held on May 24, 2001 the shareholders approved the Amended and Restated Shareholder Rights Plan Agreement, which incorporated the Original Shareholder Rights Plan and the approved amendments.

     On April 7, 2004, the Board of Directors approved, subject to the approval of shareholders and applicable regulatory authorities an amendment to the Amended and Restated Shareholder Rights Plan (the “Second Amended and Restated Shareholder Rights Plan”) to renew the term of the Amended and Restated Shareholder Rights Plan for a further three years expiring at the close of the first annual meeting of shareholders after April 29, 2007.

     Implementation of the Second Amended and Restated Shareholder Rights Plan will be subject to, among other things, the approval of the Toronto Stock Exchange and approval at the Meeting by the requisite majority of the shareholders. The proposed amendment must be approved by a majority of more than 50% of the votes case by “Independent Shareholders” (as defined in the Amended and Restated Shareholder Rights Plan). See “Quorum and Percentage of Votes Necessary to Pass Resolutions”.

     A draft copy of the Second Amended and Restated Rights Plan is attached as Schedule “A” to this Information Circular. Unless otherwise defined, capitalized terms used in this Information Circular in relation to the Rights Plan have the same meaning given to them in the Second Amended and Restated Rights Plan. A brief description of the background and purpose of the Rights Plan and a summary of the terms of the Second Amended and Restated Rights Plan is set out below.

Renewal of Shareholders’ Rights Plan

     The Rights Plan is designed to encourage the fair treatment of shareholders in connection with any take-over offer for the Corporation. The Rights Plan will provide the Board of Directors and the shareholders with more time to fully consider any unsolicited take-over bid for the Corporation without undue pressure, to allow the Board of Directors to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. Currently, securities legislation in Canada requires a take-over offer to remain open for only 35 days. The Board of Directors does not believe that this period will always be sufficient to permit the Board of Directors to determine whether there may be alternatives available to maximize shareholder value or whether other bidders may be prepared to pay more for the Corporation’s shares than the offeror.

     Neither at the time of adoption of the Rights Plan nor at the date of this Information Circular was the Board of Directors aware of any pending or threatened take-over bid or offer for Common Shares.

     Under the Rights Plan, a bidder making a Permitted Bid for Common Shares of the Corporation may not take up any shares before the close of business on the 60th day after the date of the bid and unless more than 50.1% of the Corporation’s Common Shares not Beneficially Owned by the person making the bid and certain related parties are deposited, in which case the bid must be extended for 10 business days on the same terms. The Rights Plan will encourage an offeror to proceed by way of Permitted Bid or to approach the Board with a view to negotiation by creating the potential for substantial dilution of the Offeror’s position. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum available value for their investment and are given adequate time to properly assess the bid on a fully informed basis. The Rights Plan may preclude the consideration or acceptance of offers which are inadequate and do not meet the requirements of a Permitted Bid.

     The Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or take-over offer and is not intended to prevent a take-over of the Corporation, to secure continuance of current management or the directors in office or to deter fair offers for the Common Shares of the Corporation. The Rights Plan does not inhibit any shareholder from using the proxy mechanism set out in the Canada Business Corporations Act to promote a change in the management or direction of the Corporation, including the right of holders of not less than 5% of the issued noting shares to requisition the directors to call a meeting of shareholders to transact any proper business stated in the requisitions. The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Corporation and may discourage certain transactions.

     The Rights Plan does not affect in any way the financial condition of the Corporation. The initial issuance of the Rights was not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying Common Shares and become exercisable. The Rights Plan will not lessen or affect the duty of the Board to act honestly and in good faith and in the best interest of the Corporation. The Rights Plan is designed to provide the board with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Corporation’s shareholders.

Summary of Terms

     To implement the Rights Plan, one Right was issued by the Corporation in respect of each Common Share outstanding at 4:30 p.m. (Vancouver time) on April 29, 1998 (the “Record Time”). Also, one Right has and will be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time and Expiration Time. Each Right will entitle the holder to purchase from the Corporation one Common Share at the price of $100, subject to certain anti-dilution adjustments. The Rights, however, will not be exercisable until the Separation Time. Upon the occurrence of a Flip-in Event, each Right will entitle the holder to purchase for $100 Common Shares having a market price of $200.

     This issuance of Rights will not change the manner in which shareholders currently trade their Common Shares. Shareholders do not have to return their certificates in order to have the benefit of the Rights.

     Until the Separation Time, the Rights will trade together with the Common Shares, will be represented by the Common Share certificates and will not be exercisable. After the Separation Time, the

Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the Common Shares.

     The “Separation Time” is defined in the Rights Plan as the close of business on the eighth Trading Day (or such earlier or later date as may be determined by the Board) after the earlier of:

(a)	the Stock Acquisition Date, which is the date of the first public announcement that a Person has become an Acquiring Person (defined in the Rights Plan as a person who has acquired, other than pursuant to an exemption available under the Rights Plan or pursuant to a Permitted Bid, Beneficial Ownership of 20% or more of the Voting Shares of the Corporation); and

(b)	the date of the commencement of, or first public announcement of an intention to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid) to acquire Beneficial Ownership of 20% or more of the Voting Shares of the Corporation.

     A “Permitted Bid” is defined in the Rights Agreement as a Take-over Bid made by takeover bid circular and which also complies with the following requirements:

(a)	the bid is made by take-over bid circular to all holders of Common Shares wherever resident; and

(b)	the Take-over Bid must be open for at least 60 days and more than 50.1% of the outstanding Common Shares of the Corporation (other than shares Beneficially Owned by the Offeror on the date of the bid) must be deposited under the bid and not withdrawn before any shares may be take up and paid for and, if more than 50.1% of the Common Shares are so deposited and not withdrawn, an announcement of such fact must remain open for a further 10-day period.

     If an Offeror successfully completes a Permitted Bid, the Rights Plan provides that the Rights will be redeemed at $0.00001 per Right.

     A Permitted Bid, even if not approved by the Board, may be taken directly to the shareholders of the Corporation. Shareholders’ approval at a meeting will not be required for a Permitted Bid. Instead, shareholders of the Corporation will initially have 60 days to deposit their shares. If more than 50.1% of the outstanding Common Shares of the Corporation (other than Common Shares Beneficially Owned by the Offeror on the date of the Take-over Bid) have been deposited and not withdrawn by the end of such 60-day period, the Permitted Bid must be extended for a further period of 10 days to allow initially disapproving shareholders to deposit their shares if they so choose.

     If a potential Offeror does not wish to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a bid by Take-over Bid circular on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan to that transaction, thereby allowing such bid to proceed without dilution to the Offeror, and will be deemed to have waived the application of the Rights Plan to all other contemporaneous bids made to Take-over Bid circular. All other waivers require shareholder approval.

     Under the Second Amended and Restated Rights Plan Agreement, a Flip-in Event is any transaction or event in which any Person becomes an Acquiring Person. Except as set out below, from and after the close of business on the eighth trading day following the Stock Acquisition Date:

(a)	any Rights Beneficially Owned by the Acquiring Person and affiliates, associates and transferees of the Acquiring Person or any person acting jointly or in concert with the Acquiring Person will become void; and

(b)	each Right (other than Rights which are void) will entitle the holder thereof to purchase Common Shares having a market price of $200 for $100.

     Accordingly, a Flip-in Event that is not approved by the Board will result in significant dilution to an Acquiring Person. The Board may, with shareholder approval, at any time prior to the occurrence of a Flip-in Event, elect to redeem all of the outstanding Rights at a redemption price of $0.00001 per Right.

     The Corporation may, from time to time supplement or amend the Second Amended and Restated Rights Plan Agreement to correct clerical or typographical errors or to maintain the enforceability of the Rights Plan as a result of a change in law. All other amendments require shareholder and regulatory approval.

Canadian Federal Income Tax Consequences

     The Corporation will not include any amount in income for the purposes of the Income Tax Act (Canada) (the “Act”) as a result of the issue of the Rights. A right to acquire additional shares of the Corporation granted to a holder of Common Shares does not constitute a taxable benefit to the recipient that must be included in the income or that is subject to non-resident withholding tax if all holders of Common Shares are granted the right. A Right was issued in respect of each Common Share outstanding at the Record Time. Therefore, holders of Common Shares should not have an income inclusion or liability for non-resident withholding tax upon the issuance of the Rights. In any event, the Corporation considers that the Rights have a negligible monetary value because the Corporation is not aware of any acquisition or take-over offer which will give right to a Flip-in Event and there is only a remote possibility that the Rights will be exercised.

Shareholder Approval

     At the Meeting, shareholders will be asked to consider and, if thought appropriate, to pass the following ordinary resolution:

     “IT IS HEREBY RESOLVED, as an ordinary resolution of the shareholders of the Corporation, that:

(a)	the amendments to the Amended and Restated Shareholder Rights Plan Agreement made as of May 24, 2001 between the Corporation and Computershare Trust Company of Canada as rights agent, substantially as described in the Management Information and Proxy Circular for the 2004 annual and special general meeting of shareholders of the Corporation, in such final form as may be approved by the Board of Directors of the Corporation and the Toronto Stock Exchange, are hereby approved; and

(b)	any one of a group comprised of the directors and officers of the Corporation be, and is hereby authorized and directed, for and on behalf of and in the name of the Corporation, to do all such acts and things to execute, whether under the corporate seal of the Corporation or otherwise, and to deliver the agreement evidencing such amendments and all such documents and instruments, as may be considered necessary or desirable to give effect to the foregoing.”

Directors’ Recommendation

     The Board of Directors has determined that it is in the best interests of the Corporation and its shareholders to have a Rights Plan and unanimously recommends that shareholders vote in favour of the amendments to the Amended and Restated Shareholder Rights Plan described above.

Executive Compensation

Summary Compensation Table

     The table below contains a summary of the compensation paid to, or earned by, the Corporation’s Chief Executive Officer, and the Corporation’s four most highly compensated executive officers (other than the Chief Executive Officer) who were serving as executive officers at the end of the Corporation’s most recently completed financial year and during such year received, in their capacity as officers of the Corporation and any of its subsidiaries, in excess of $100,000 (collectively, the “Named Executive Officers”), for each of the Corporation’s three most recently completed financial years ended December 31, 2003, 2002 and 2001.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Number of
					Common
				Other	Shares under	All Other
				Annual	Options/SARs	Compen-
Name and		Salary	Bonus	Compensation(1)	Granted (2)	sation
Principal Position	Year	($)	($)	($)	(#)(6)	($)
John Bennett(3)	2003	251,705	142,300	11,327	30,000	nil
Chairman and formerly,	2002	241,328	258,250	11,983	95,000 (6)	nil
Chief Executive Officer(4)	2001	235,463	nil	11,163	60,000	nil

Rick Stern (5)	2003	156,450	142,300	4,902	30,000	nil
Chief Financial Officer	2002	150,000	258,250	7,648	70,000 (6)	nil
and Secretary	2001	125,000	nil	5,461	85,000	nil

Danny Ponn	2003	153,321	142,300	11,847	30,000	nil
Chief Operating Officer	2002	147,000	258,250	10,251	70,000 (6)	nil
	2001	138,000	nil	9,438	50,000	nil

Zul Tejpar	2003	146,020	142,300	12,659	30,000	nil
Vice President — Marketing	2002	140,000	258,250	12,217	70,000 (6)	nil
	2001	125,400	nil	10,269	50,000	nil

(1)	Perquisites and other personal benefits for the most recently completed financial year do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus for any of the Named Executive Officers unless otherwise noted.

(2)	All securities under option and subject to stock appreciation rights are for Common Shares of the Corporation.

(3)	Mr. Bennett was the Chairman and Chief Executive Officer of the Corporation until February 18, 2004, at which time he ceased to act as Chief Executive Officer but continued as the Chairman of the Corporation. Mr. Bennett’s compensation is paid to him both directly and through a company, all the shares of which are owned by Mr. Bennett and his wife, Anne Bennett.

(4)	Mr. Allan Bulckaert was appointed Chief Executive Officer effective February 18, 2004.

(5)	Mr. Stern was appointed as the Chief Financial Officer and Secretary of the Corporation effective April 1, 2001.

(6)	On July 16, 2002 John Bennett was granted 95,000 stock options and each of Rick Stern, Danny Ponn and Zul Tejpar were granted 70,000 options. The stock options granted to the Named Executive Officers on July 16, 2002 were cancelled by the Board of Directors on October 7, 2002.

Long-Term Incentive Plan

     The Corporation does not presently have a long-term incentive plan for its Named Executive Officers.

Stock Options

     The Corporation has established a Stock Option Plan for the granting of incentive stock options and stock appreciation rights (“SARs”) to directors, officers and employees of the Corporation or any of its subsidiaries, or to a consultant. The purpose of granting such options and SARs is to assist the Corporation in attracting, retaining and motivating directors, officers and employees of the Corporation or any of its subsidiaries, or a consultant, and to more closely align the personal interests of such directors, officers, employees and consultants to those of shareholders.

     The Stock Option Plan permits the Board of Directors to grant options for the purchase of Common Shares of the Corporation for a term of up to 10 years. The number of Common Shares granted pursuant to each option is determined in the discretion of the Board of Directors, provided that (i) in the case of any one person, the aggregate number of Common Shares reserved for issuance may not exceed 5% of the Common Shares outstanding at the time of the grant less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism, and (ii) in the case of insiders, the aggregate number of Common Shares reserved for issuance may not exceed 10% of the Common Shares outstanding at the time of the issuance, less the aggregate number of Common Shares reserved for issuance to insiders under the Stock Option Plan or any other share compensation agreement.

     In accordance with the provisions of the Stock Option Plan, the option price and the terms and conditions on which the options may be exercised are set out in written stock option agreements, in the form approved by the Board of Directors, entered into by the Corporation and each option holder. Under the Stock Option Plan, the option price is determined by the Board of Directors, provided that the price is not less than the closing price of the Common Shares on the stock exchanges where they are traded on the trading day immediately preceding the date of the grant, or in the event that there were no transactions during the 10 day trading period immediately preceding the date of the grant, such value as determined by resolution of the Board of Directors, subject to the necessary approvals of applicable regulatory authorities. The options are not transferable and terminate on the earlier of the expiry date and 30 days after the optionee ceases to be eligible for any reason whatsoever, other than death. In the event of death, the option is fully exercisable by the optionee’s legal representative on the earlier of the expiry date and six months from the date of death. If within six months of a change in control of the Corporation an optionee ceases to be eligible to receive stock options for any reason other than death, the optionee will be permitted to exercise his or her options until the earlier of the expiry date for those options and the date that is 12 months from the date of such termination.

Stock Option and Stock Appreciation Right Grants

     A summary of stock options and SARs granted to the Named Executive Officers under the Stock Option Plan during the financial year ended December 31, 2003 is set out in the table below. All stock options and SARs are for Common Shares of the Corporation.

Option and Stock Appreciation Right Grants During the
Most Recently Completed Financial Year

	Number of	% of Total		Market Value of
	Securities	Options/SARs		Securities
	Under	Granted to		Underlying
	Option/SARs	Employees in	Exercise or	Options/SARs on
	Granted	Financial Year	Base Price	the Date of Grant
Name	(#)	(%)	($/Security)	($/Security)(1)	Expiry Date
John Bennett	30,000	11%	14.29	14.29	April 14, 2008
Rick Stern	30,000	11%	14.29	14.29	April 14, 2008
Danny Ponn	30,000	11%	14.29	14.29	April 14, 2008
Zul Tejpar	30,000	11%	14.29	14.29	April 14, 2008

(1)	The market value of the Common Shares on the date of grant of the options or SARs is the closing price per share at which the Common Shares were traded on the Toronto Stock Exchange on the day preceding the date of grant.

     The reported high and low trading prices of the Corporation’s Common Shares on the Toronto Stock Exchange for the 30 days prior to the date of the grants of the options referred to above are set out in the table below.

	Toronto Stock Exchange
	High	Low
March 13, 2003 to April 13, 2003	$14.47	$10.49

Aggregated Stock Option and Stock Appreciation Right Exercises and Value of Unexercised Options

     A summary of the exercise of options and SARs by the Named Executive Officers during the financial year ended December 31, 2003 and the value at December 31, 2003 of unexercised in-the-money options and SARs held by the Named Executive Officers is set out in the table below.

Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

Value of
Unexercised
			Unexercised	in-the-Money
			Options/SARs at	Options/SARs at
	Securities	Aggregate	Financial Year-End	Financial Year-End
	Acquired	Value	Exercisable/	Exercisable/
	on Exercise	Realized	Unexercisable	Unexercisable(1)
Name	(#)	($)	(#)	($)
John Bennett	Nil	Nil	240,000/0	1,080,112/0
Rick Stern	30,500	363,070	54,100/0	505,097/0

Value of
Unexercised
			Unexercised	in-the-Money
			Options/SARs at	Options/SARs at
	Securities	Aggregate	Financial Year-End	Financial Year-End
	Acquired	Value	Exercisable/	Exercisable/
	on Exercise	Realized	Unexercisable	Unexercisable(1)
Name	(#)	($)	(#)	($)
Danny Ponn	145,000	3,207,888	80,000/0	686,600/0
Zul Tejpar	Nil	Nil	127,500/0	826,875/0

(1)	Based on the closing trading price of the Common Shares on the Toronto Stock Exchange on the last trading day of the most recently completed financial year, being $26.78.

Pension and Retirement Savings Plans

     Except as described below, the Corporation and its subsidiaries do not have any pension arrangements.

     Pursuant to a reward-for-tenure agreement between the Corporation and John Bennett, the Corporation is obligated, for a period of 10 years ending in 2003, to fund an insurance policy, the proceeds of which will be used as a pension for Mr. Bennett. If Mr. Bennett remains employed by the Corporation for the full 10-year term, the proceeds of this policy are expected to generate an annual pension of $69,000.

Termination of Employment, Change in Responsibilities and Employment Contracts

     During the financial year ended December 31, 2003, the Corporation had agreements with John Bennett, Rick Stern, Danny Ponn, Zul Tejpar whereby the Corporation agreed to pay these Named Executive Officers an annually adjusted salary and a bonus, other perquisites and personal benefits in consideration for services rendered to the Corporation. Under the terms of the agreements, if the employment of a Named Executive Officer is terminated for reasons including a change of control, the Corporation may be obligated to pay the Named Executive Officer for each full or partial year of service provided to the Corporation, an amount equal to 1/6th of the Named Executive Officer’s current annual salary and the most recent bonus awarded to him (or the most recent bonus awarded prior to termination, whichever is higher), plus in the case of a change in control, ½ of the Named Executive Officer’s annual salary.

     In addition, the Corporation has entered into a consulting contract with Bennett Environmental Consultants Ltd., a company all of the shares of which are owned by John Bennett and his wife, Anne Bennett, for Mr. Bennett’s services to the Corporation in consideration for annual compensation in the amount of $201,888.68, plus consulting bonuses. Under the terms of this consulting contract, for reasons including a change of control, the Corporation will be obligated to pay Mr. Bennett the sum of $201,888.68 to terminate the contract.

Compensation of Directors

     In October, 2003, the Board of Directors approved an arrangement for the payment of directors fees. Each director that is not a member of management is to be paid an annual fee of $20,000 plus a fee of $1,000 for each meeting attended in person and $500 for each meeting attended by conference call.

Any director who acts as chairman of any Board committee receives an additional annual fee of $5,000. Directors are also reimbursed for reasonable expenses incurred in connection with their duties as directors, including travel expenses. In 2003, each member of the Board (other than John Bennett) received $11,500 in directors’ fees.

     The Corporation has no formal arrangement for the payment of non-cash compensation to its directors in their capacity as directors. During the financial period ended December 31, 2003, the following directors of the Corporation were granted the stock options set out in the table below.

Number of
	Securities Under	Exercise or	Market Value on
	Option granted	Base Price	Date of Grant
Name	(#)	($/Security)	($/Security)	Expiry Date
John Bennett	30,000	14.29	$15.12	April 14, 2008
Adam LaPointe	Nil	N/A	N/A	N/A
Pierre Meunier	Nil	N/A	N/A	N/A
George Ploder	Nil	N/A	N/A	N/A
David Williams	Nil	N/A	N/A	N/A
James Blanchard	30,000	21.80	$22.90	Nov 12, 2008

Director and Officer Liability Insurance

     The Corporation has purchased and maintains insurance in the amount of US$15 million for the benefit of the directors and officers of the Corporation against liabilities incurred by such persons as directors and officers of the Corporation and its subsidiaries, except where the liability relates to such persons failure to act honestly and in good faith with a view to the best interests of the Corporation. The annual premium paid by the Corporation for this insurance in respect of the directors and officers as a group is US$291,303.07. No premium for this insurance is paid by the individual directors and officers. The insurance contract underlying this insurance does not expose the Corporation to any liability in addition to the payment of the required premiums.

Report on Executive Compensation

     The Board of Directors formed a Human Resources and Compensation Committee on February 10, 2004. However, in 2003, it was the responsibility of the Board of Directors as a whole to review and recommend compensation policies and programs to the Corporation as well as salary and benefit levels for its executives. As this report on executive compensation relates to the fiscal year 2003, it has been prepared and approved by the entire Board of Directors of the Corporation. During the 2003 fiscal year, John Bennett was a member of the Board of Directors and an executive of the Corporation.

     The Corporation’s compensation policies and programs are designed to be competitive with the industry and to recognize and reward executive performance consistent with the success of the Corporation’s business. These policies and programs are intended to attract and retain capable and experienced people.

     In addition to industry comparables, the Board of Directors considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long range interests of the Corporation and its shareholders, overall financial and operating performance of the Corporation and the Board of Directors’ assessment of each executive’s individual performance and contribution towards meeting goals and objectives. In 2003, the Board of Directors considered the same factors in its determination of Mr. Bennett’s compensation as Chief Executive Officer during 2003.

     Mr. Bennett’s compensation was comprised of three components, salary, cash bonuses and stock options/SAR’s. On average, compensation is generally comprised of 40% salary, 30% cash bonus and 30% stock options/SAR’s. The salary component was considered to be comprised of direct salary from the Corporation and payment as part of a management consulting fee agreement Mr. Bennett has with the Corporation. Mr. Bennett’s salary was last revised in 2001 and the salary was set by the Board at a level subjectively determined to be commensurate with the role, responsibilities and objectives for the position. Mr. Bennett’s salary for 2003 was $251,705.

     Mr. Allan Bulckaert was appointed Chief Executive Officer of the Corporation effective February 18, 2004. Mr. Bulckaert’s salary was set by the Board using the general compensation guidelines of 40% salary, 30% cash bonus and 30% stock options. Mr. Bulckaert’s annual salary for fiscal 2004 of $300,000 was subjectively determined to be commensurate with the role, responsibilities and objectives for the position.

     The total compensation plan for executive officers is comprised of three components: base salary, cash bonuses and stock options/SAR’s. The relative emphasis placed on each of the various components is dependent on the individual circumstances of the executive officer. However, on average, compensation is generally comprised of one-third salary, one-third cash bonus and one-third stock options/SAR’s. In establishing base salaries, the Board of Directors reviews competitive market data, salary surveys and consults with recruitment specialists for each of the executive positions and determines a placement at an appropriate level in a range. Compensation is typically negotiated with the candidate for the position prior to his or her final selection as an executive officer.

     Cash bonuses are used to reward officers for meeting specific performance targets as mutually agreed upon on an annual basis. All officers are eligible for the same cash bonus structure based on a sliding scale percentage of EBITDA (earnings before interest, taxes, depreciation and amortization) to a maximum payout per officer. Based upon the Corporations performance for 2003, cash bonus payments of $142,300 were made in 2004 to each officer.

     The third component of the compensation plan is the Stock Option Plan. As stated above, the purpose of granting stock options and SAR’s is to assist the Corporation in attracting, retaining and motivating directors, officers and employees of the Corporation or any of its subsidiaries, or a consultant and to closely align the personal interests of such directors, officers, employees and consultants with those of shareholders. The amount and terms of outstanding options and SAR’s are taken into account when determining whether and how many new option and SAR grants be made.

Submitted By:	John Bennett
Adam Lapointe
George Ploder
David Williams
James Blanchard

Performance Graph

     The following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return on its Common Shares with the cumulative total return of the S&P/TSX Composite Index for the years ended December 31, 2003, 2002, 2001, 2000 and 1999:

Indebtedness of Directors, Executive Officers and Senior Officers

     No director, executive officer, senior officer, proposed nominee for election as a director or associate or affiliate of any such director, senior officer or proposed nominee, is or at any time since the beginning of the most recently completed financial year, has been indebted to the Corporation or its subsidiaries.

Interest of Management and Others in Material Transactions

     Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, and the notes to the audited financial statements of the Corporation for the year ended December 31, 2003 had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Corporation’s 2003 fiscal year which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Management Contracts

     There are no management functions of the Corporation which are to any substantial degree performed by persons other than the directors or senior officers of the Corporation.

Corporate Governance

     The rules of the Toronto Stock Exchange require the Corporation to disclose its corporate governance practices to shareholders on an annual basis. A description of the Corporation’s approach to corporate governance, with references to the guidelines set out in Part IV of the Toronto Stock Exchange Company Manual, is described below.

Mandate of the Board of Directors

     The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation, and to develop the Corporation’s approach to corporate governance issues. In fulfilling its mandate, the Board, either directly or through the Corporate Governance Committee, is responsible for, among other things:

(a)	adopting a strategic planning process and ensuring that such a process is carried out on an annual basis;

(b)	identifying the principal risks of the Corporation’s business and ensuring the implementation of the appropriate systems to manage these risks;

(c)	succession planning for the Corporation, including appointing, training and monitoring senior management;

(d)	establishing and monitoring a communications policy for the Corporation;

(e)	ensuring the integrity of the Corporation’s internal control and management information systems;

(f)	monitoring and assessing the corporate governance system in place in the Corporation; and

(g)	developing and monitoring the Corporation’s corporate disclosure policy and the business conduct policy for its directors and officers.

     The frequency of meetings of the Board and the nature of the matters discussed, depend upon the state of the Corporation’s affairs and the opportunities or risks which the Corporation faces.

Composition of the Board of Directors

     The report of the Toronto Stock Exchange Committee on Corporate Governance issued in December 1995 (the “TSX Report”) recommends that a board of directors be constituted with a majority of individuals who qualify as “unrelated directors”. The TSX Report defines as an “unrelated director” a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholdings. The TSX Report also recommends that in circumstances where a corporation has a “significant shareholder” (i.e., a shareholder with the ability to exercise the majority of the votes for the election of the directors), in addition to a majority of unrelated directors, the board of directors should include a number of directors who do not have interests in, or relationships with, either the corporation or the significant shareholder, and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

     The Board of Directors of the Corporation has examined the relevant definitions in the TSX Report and have individually considered their respective interests in, and relationships with, the Corporation. The present Board consists of five directors, four of whom are unrelated directors. John Bennett, Chairman of the Board of Directors, is a related director because of his management position with the Corporation. The Corporation does not have a significant shareholder. The Board considers its size of five directors to be appropriate at the current time.

Committees of the Board of Directors

     The Board of Directors has an Audit Committee, a Human Resources and Compensation Committee, a Corporate Governance Committee and an Environmental Review and Safety Committee. The details of Audit Committee, Corporate Governance Committee and Environmental Review and Safety Committee are summarized below. The details of the Human Resources and Compensation Committee are summarized under the heading “Report on Executive Compensation”

Audit Committee

     In accordance with its charter, a copy of which is attached as Schedule “B” to this Information Circular, the Audit Committee reviews the annual and interim financial statements of the Corporation and certain other public disclosure documents required by regulatory authorities and makes recommendations to the Board of Directors with respect to such statements and documents. The Audit Committee also makes recommendations to the Board regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the auditor and management, reviews with management the risks inherent in the Corporation’s business and risk management programs relating thereto, and assesses the auditor’s performance. The Audit Committee also reviews with the auditor and management the adequacy of the internal accounting control procedures and systems within the Corporation.

     The Audit Committee is currently comprised of three of the five directors of the Corporation. These three members of the Audit Committee are “unrelated” and “independent” within the meanings of the Toronto Stock Exchange guidelines and the American Stock Exchange listing standards, respectively. The Board believes that all members of the Audit Committee are required under the Corporation’s Audit Committee charter to have a working familiarity with basic finance and accounting practices and to be able to read and understand financial statements. All the members of the Corporation’s Audit Committee meet or exceed these qualifications as Mr. Ploder has a professional certification as a chartered accountant, Mr. Williams and Mr. Lapointe have past and current employment experience as senior officials with financial oversight responsibilities.

Corporate Governance Committee

     The Corporate Governance Committee was established by the Board of Directors on September 16, 2002. The Corporate Governance Committee oversees the Corporation’s governance and make recommendations to the Board of Directors regarding the composition and effectiveness of the Board of Directors and management. During 2003, the Corporate Governance Committee was comprised of David Williams, Adam LaPointe and Pierre Meunier. Pierre Meunier has tendered his resignation from the Board of Directors effective May 25, 2004.

Environmental Review and Safety Committee

     The Environmental Review and Safety Committee was established by the Board of Directors on February 10, 2004. This committee’s mandate is to oversee the Corporation’s environmental compliance in order to safeguard the health and safety of the Corporation’s employees and the communities in which the Corporation operates. The Chairman of the Environmental Review and Safety Committee is Pierre Meunier.

Independence of Board of Directors from Management

     As stated above, the present Board consists of five directors, four of whom are unrelated directors. John Bennett, the Chairman of the Board of Directors and former Chief Executive Officer, is a related director because he is an executive of the Corporation. The TSX Report states that the independence of a board of directors is most simply assured by appointing a chair who is not a member of management. The Board has considered this issue and supports Mr. Bennett’s continued participation in the management of the Corporation.

Decisions Requiring Prior Approval of the Board of Directors

     The Board of Directors has delegated the day-to-day management of the business and affairs of the Corporation to the Chairman, the President and Chief Executive Officer, and the Chief Financial Officer. However, in addition to those matters which must by law or by the By-laws of the Corporation be approved by the Board of Directors, management is required to seek Board approval for major transactions, whether in the ordinary course of business or not.

Recruitment of New Directors and Assessment of the Board of Directors’ Performance

     The Board of Directors is responsible for (i) monitoring the effectiveness, size and composition of the Board of Directors, the Audit Committee, the Compensation Committee and the Corporate Governance Committee, and the individual performance of its directors, (ii) identifying and recommending potential appointees to the Board of Directors, (iii) periodically reviewing the directors’ and officers’ third party liability insurance to ensure that the coverage of such insurance is adequate, and (iv) approving an appropriate orientation and education program for new members to the Board of Directors.

     The Board of Directors considers its orientation and education program for new directors to be an important element in ensuring responsible corporate governance. In addition to extensive discussions with respect to the business and operations of the Corporation, a new director receives records of historical public information on the Corporation, together with the mandates and prior minutes of applicable committees of the Board. In addition, Board meetings are regularly held at the Corporation’s offices in order to assist the directors in better understanding the Corporation’s operations.

Receiving and Dealing with Shareholder Feedback and Concerns

     Shareholder inquiries and concerns are dealt with promptly by senior management of the Corporation. To date, the Board of Directors has not been required to take an active role in responding to shareholder inquiries and concerns.

Engagement of Outside Advisors by Individual Directors

     In certain circumstances, it may be appropriate for an individual director to engage an outside advisor at the expense of the Corporation. The engagement of an outside advisor is subject to the approval of the Board of Directors.

Expectations of Management

     The Board of Directors expects management of the Corporation to conduct the business and affairs of the Corporation in accordance with the Corporation’s ongoing strategic plan and to meet or surpass the annual and long-term goals of the Corporation. As a part of its annual strategic planning process, the Board specifies its expectations of management both over the next financial year and in the context of the Corporation’s long-term goals. The Board reviews management’s progress in meeting these expectations at Board meetings held on a regular basis.

Compensation of the Board of Directors

     The Board of Directors reviews on an annual basis the necessity for compensation for the directors of the Corporation.

Interest of Certain Persons in Matters to be Acted Upon

     Other than as disclosed herein, no person who has been a director or officer of the Corporation at any time since the beginning of the last financial year or any proposed nominee for election as director, nor any associate or affiliate of such person, has an interest in the matters to be acted upon at the Meeting.

Other Matters to be Acted Upon

     Management of the Corporation knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

Availability of Documents

     The Corporation will provide to any person or corporation, upon request, one copy of any of the following documents:

(a) the Corporation’s latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference;

(b) the comparative financial statements of the Corporation for the Corporation’s most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, and any interim financial statements of the Corporation subsequent to the financial statements for the Corporation’s most recently completed financial year; and

(c) the information circular of the Corporation in respect of the most recent annual meeting of shareholders of the Corporation which involved the election of directors.

     Copies of the above documents will be provided, upon request to the Chief Financial Officer of the Corporation at Suite 208, 1540 Cornwall Road, Oakville, Ontario, L6J 7W5 free of charge to shareholders of the Corporation. The Corporation may require the payment of a reasonable charge from any person or corporation who is not a shareholder of the Corporation and who requests a copy of any such document.

Receipt of Shareholder Proposals for Next Annual Meeting

     A shareholder entitled to vote at the next annual meeting of shareholders who wishes to submit a proposal for inclusion in the Information Circular relating to the 2005 annual meeting of shareholders must ensure that the Corporation receives their proposal by no later than February 3, 2005.

Board of Directors Approval

     The Board of Directors of the Corporation has approved the contents and sending of this Information Circular.

     DATED at Vancouver, British Columbia 23rd day of April, 2004

BY ORDER OF THE BOARD OF DIRECTORS

(signed) John Bennett
Chairman

SCHEDULE “A”

SECOND AMENDED AND RESTATED

SHAREHOLDER RIGHTS PLAN AGREEMENT

(amending and restating the Amended and Restated Shareholder Rights Plan
Agreement made as of May 24, 2001)

MADE AS OF MAY 25, 2004

between

BENNETT ENVIRONMENTAL INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA
(formerly Montreal Trust Company of Canada)

as Rights Agent

- i -

Page
6.17 Determinations and Actions by the Board of Directors	35
6.18 Time of the Essence	35
6.19 Regulatory Approvals	36

- ii -

THIS SECOND AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT made as of the 25th day of May, 2004 (amending and restating the Amended and Restated Shareholders Rights Plan Agreement made as of May 24, 2001)

B E T W E E N:

BENNETT ENVIRONMENTAL INC., a company existing under
the laws of Canada

(the “Company”),

OF THE FIRST PART,

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA (formerly
Montreal Trust Company of Canada), a trust company
existing under the laws of Canada, as rights agent

(the “Rights Agent”),

OF THE SECOND PART,

RECITALS:

A.	In 1998, the Board of Directors of the Company determined it advisable for the Company to adopt a shareholders rights plan (the “Rights Plan”) in order to maximize shareholder value;

B.	In order to implement the Rights Plan the Board of Directors of the Company:

(1)	authorized the issuance, effective 4:30 p.m. (Vancouver time) on April 29, 1998 of one right (a “Right”) in respect of each Common Share (as hereinafter defined) of the Company outstanding at 4:30 p.m. (Vancouver time) on April 29, 1998 (the “Record Time”); and

(2)	authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

C.	Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company (or, in certain cases, of certain other entities) pursuant to the terms and subject to the conditions set forth herein;

D.	The Rights Agent has agreed to act on behalf of the Company and holders of Rights in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

E.	Under the terms of a shareholders rights plan agreement dated April 29, 1998 (the “Original Agreement”) between the Company and the Rights Agent, the Rights Plan of the Company was established with an initial term of three years;

F.	In 2001 the Board of Directors of the Company determined it advisable for the Company to amend and restate the Original Agreement to extend the term of the Original Agreement for a further three year term and to amend certain other provisions of the Rights Plan to conform to current corporate practices (the “First Amendments”);

G.	On May 24, 2001, the shareholders of the Company approved the First Amendments and, as a result, the amended and restated shareholder rights plan agreement (the “Amended and Restated Agreement”) was made between the Company and the Rights Agent;

H.	The Board of Directors of the Company has determined it advisable for the Company to amend and restate the Amended and Restated Agreement to extend the term of the Rights Plan for a further three-year term and the shareholders of the Corporation have approved such amendments to the Amended and Restated Agreement;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Certain Definitions

For the purposes of this Agreement, the following terms have the meanings indicated:

(a)	“Acquiring Person” shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of any class; provided, however, that the term “Acquiring Person” shall not include:

(i)	the Company or any Subsidiary of the Company;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of any class as a result of any one or any combination of:

(A)	an acquisition or redemption by the Company or a Subsidiary of the Company of Voting Shares, by reducing the number of Voting Shares increases the percentage of outstanding Voting Shares Beneficially Owned by such Person to 20% or more of the Voting Shares then outstanding (a “Voting Share Reduction”);

(B)	an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid (a “Permitted Bid Acquisition”);

(C)	an acquisition of Voting Shares in respect of which the Board of Directors has waived the application of section 4.1 pursuant to the provisions of subsections 6.1(b), (c) or (d) (an “Exempt Acquisition”); or

(D)	a Pro Rata Acquisition;

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition and thereafter such Person, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, becomes the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares then outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition) then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an “Acquiring Person”;

(iii)	for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on clause 1.1(d)(viii) hereof because such Person makes or announces an intention to make a Take-over Bid alone or by acting jointly or in concert with any other Person and, for this purpose, “Disqualification Date” means the first date of public announcement that such Person is making or intends to make a Take-over Bid;

(iv)	an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of 20% or more of the Voting Shares of the Company in connection with a distribution of securities of the Company; or

(v)	a Person (a “Grandfathered Person”) who is the Beneficial Owner of more than 20% of the outstanding Voting Shares determined as of the Record Time; provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares then outstanding (other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition);

(b)	“Act” shall mean the Canada Business Corporations Act, as amended, and the regulations made thereunder, and any comparable or successor laws or regulations thereto;

(c)	“Affiliate", when used to indicate a relationship with a specified Person, means a Person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(d)	“Associate” means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if the relative has the same residence as that Person;

(e)	a Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)	any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to acquire (whether such right is exercisable immediately or within a period of 60 days thereafter or upon the occurrence of a contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, (other than customary agreements with and between underwriters or banking group or selling group members with respect to an offering of securities and other than pledges of securities) or upon the exercise of any conversion right, exchange right, share purchase right (other than a Right), warrant or option;

(iii)	any securities which are Beneficially Owned within the meaning of the foregoing provisions of this subsection 1.1(d) by any other Person with whom such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security where:

(iv)	such security has been deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any Person acting jointly or in concert with such Person until such deposited security has been taken up or paid for, whichever shall occur first;

(v)	such Person holds such security, provided that:

(A)	the ordinary business of such Person (an “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person or Persons (a “Client”);

(B)	such Person (a “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (“Estate Accounts”) or in relation to other accounts (“Other Accounts”) and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such Other Accounts; or

(C)	such Person (an “Administrator”) is the administrator or the trustee of one or more pension funds or plans (each a “Plan”) registered under applicable laws and holds such security in the ordinary course of such duties for such Plans;

provided that the Investment Manager, Trust Company or Administrator, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid (other than an Offer to Acquire Voting Shares or other securities of the Company by means of a distribution by the Company or ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market) alone or acting jointly or in concert with any other Person;

(vi)	such Person, any of such Person’s Affiliates or Associates or any Person acting jointly or in concert with such Person is:

(A)	a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security;

(B)	an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security; or

(C)	a pension plan or fund registered under applicable laws which has the same Administrator as another such pension plan or fund on whose account the Administrator holds such security;

(vii)	such Person holds such security, provided that the Person is a Plan or Person established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and, in any such case, such Person holds such securities for the purposes of its activities as such a Person, and further provided that such Person:

(A)	does not Beneficially Own more than 30% of the Voting Shares; and

(B)	is not then making a Take-over Bid or has not then announced a current intention to make a Take-over Bid, alone or acting jointly or in concert with another Person, other than an Offer to Acquire Voting Shares or other securities by such Person by means of a distribution by the Company or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market;

(viii)	such Person is:

(A)	a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

(B)	an account of a Trust Company and such security is owned at law or in equity by the Trust Company; or

(C)	a pension fund or plan and such security is owned at law or in equity by the Administrator thereof;

(ix)	where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository; or

(x)	such Person has entered into an agreement with a shareholder of the Company pursuant to which the shareholder agrees to deposit its Voting Shares or other securities of the Company to a Take-over Bid made by such Person or an Affiliate or Associate of, or Person acting jointly or in concert with, such Person so long as the agreement either (i) places no limit on the right of the shareholder to withdraw its Voting Shares or other securities in order to deposit them to a higher competing Offer to Acquire, or (ii) limits such right to withdraw to competing Offers to Acquire, which exceed the bid price by more than an amount specified in the agreement and the specified amount is no more than 5% of the bid price or value offered by the competing Offer to Acquire;

(f)	“Board of Directors” shall mean the board of directors of the Company or, if duly constituted and whenever duly empowered, the executive committee of the board of directors of the Company;

(g)	“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close;

(h)	“close of business” on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the offices of the transfer agent for the Common Shares (or, after the Separation Time, the offices of the Rights Agent) are closed to the public in the city in which such transfer agent or Rights Agent has an office for the purposes of this Agreement;

(i)	“Common Share” shall mean a common share of the Company and any other share of the Company into which such share is subdivided, consolidated, reclassified or changed;

(j)	“common shares”, when used with reference to any Person other than the Company, shall mean the class or classes of shares (or similar equity interest) with the greatest per share (or similar interest) voting power entitled to vote generally in the election of all directors of such other Person;

(k)	“Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

(ii)	satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause (ii) of the definition of a Permitted Bid; and

(iii)	contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of:

(A)	the 60th day after the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made; and

(B)	21 days after the date of the Take-over Bid constituting the Competing Permitted Bid;

and only if at the date that the Voting Shares are to be taken up more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Competing Permitted Bid and not withdrawn;

(l)	“controlled” a Company is “controlled” by another Person if:

(i)	securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of the directors are held, directly or indirectly, by or for the benefit of the other Person; and

(ii)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such Company;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

(m)	“dividends paid in the ordinary course” shall mean cash dividends paid at regular intervals in any financial year of the Company to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding financial year;

(ii)	300% of the arithmetic average of the aggregate amounts of cash dividends declared payable by the Company on its Common Shares in its three immediately preceding financial years; and

(iii)	100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding financial year;

(n)	“Election to Exercise” shall have the meaning ascribed thereto in clause 3.1(d)(ii);

(o)	“Exempt Acquisition” shall have the meaning ascribed thereto in subclause 1.1(a)(ii)(C);

(p)	“Exercise Price” shall mean, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of such Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price for each Right shall be $100.00;

(q)	“Expiration Time” shall mean the earlier of:

(i)	the Termination Time; and

(ii)	the close of the first annual meeting of shareholders of the Company occurring after April 29, 2007;

(r)	“Flip-in Event” shall mean a transaction in or pursuant to which any Person shall become an Acquiring Person;

(s)	“Grandfathered Person” shall have the meaning ascribed thereto in clause 1.1(a)(v);

(t)	“Independent Shareholders” shall mean holders of Voting Shares other than:

(i)	an Acquiring Person;

(ii)	any Offeror (other than a Person who at the relevant time is deemed not to Beneficially Own such Voting Shares by reason of subclauses 1.1(d)(v) or (vii));

(iii)	any Associate or Affiliate of such Acquiring Person or Offeror;

(iv)	any Person acting jointly or in concert with such Acquiring Person or Offeror; and

(v)	any Person who is a trustee of any employee benefit plan, stock purchase plan, deferred profit sharing plan and any other similar plan or trust for the benefit of employees of the Company or a Subsidiary of the Company, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(u)	“Market Price” per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in section 3.2 shall have caused the closing price in respect of any Trading Day (“Adjustment Trading Day”) used to determine the Market Price not to be fully comparable with the closing price on such date of determination then “Market Price” shall mean the average of the daily closing prices per share of such securities (determined as described below) for that number of consecutive Trading Days through and including the Trading Day which is the third Trading Day immediately prior to that Adjustment Trading Day or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i)	the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices, for each share of such securities as reported by the principal stock exchange in Canada on which such securities are listed and posted for trading;

(ii)	if for any reason neither of such prices is available on such day or the securities are not listed and posted for trading on any stock exchange in Canada, the last closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, each such security as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange in the United States on which such securities are listed or admitted to trading;

(iii)	if for any reason none of such prices is available on such day or the securities are not listed and posted for trading on a stock exchange in Canada or a national securities exchange in the United States, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported by The Canadian Dealing Network Inc. or such other compatible system then in use; or

(iv)	if on any such date the securities are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities;

provided, however, that if on any such date the securities are not traded on any exchange or in the over-the-counter-market and the price referred to in clause (iv) above is not available, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities;

(v)	“Offer to Acquire” shall include:

(i)	an offer to purchase, or a solicitation of an offer to sell Voting Shares; and

(ii)	an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person who made the offer to sell;

(w)	“Offeror” shall mean a Person who has announced a current intention to make or who is making a Take-over Bid;

(x)	“Offeror’s Securities” shall mean Voting Shares of the Company Beneficially Owned by an Offeror;

(y)	“Permitted Bid” means a Take-over Bid which is made by means of a take-over bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Company, other than the Offeror;

(ii)	the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days after the date of the Take-over Bid and only if at such date more than 50.1% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)	the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50.1% of the Voting Shares held by Independent Shareholders shall have been deposited pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits of Voting Shares for not less than 10 Business Days from the date of such public announcement;

(z)	“Permitted Bid Acquisition” shall have the meaning ascribed thereto in subclause 1.1(a)(ii)(B);

(aa)	“Person” shall include any individual, body corporate, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, syndicate, government or governmental agency or instrumentality or other entity;

(bb)	“Pro Rata Acquisition” shall mean:

(i)	the acquisition of Voting Shares as a result of a stock dividend, a stock split or other event pursuant to which a Person receives or acquires Voting Shares on the same pro rata basis as all other holders of the same class of Voting Shares;

(ii)	the acquisition of Voting Shares pursuant to any regular dividend reinvestment plan or other plan made available by the Company to holders of all of its Voting Shares;

(iii)	the receipt and/or exercise of rights issued by the Company to all the holders of a class of Voting Shares to subscribe for or purchase Voting Shares, provided that such rights are acquired directly from the Company and not from any other Person; or

(iv)	the acquisition of Voting Shares pursuant to a distribution by the Company of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible securities) made pursuant to a prospectus or by way of private placement by the Company, provided such Person does not thereby acquire a greater percentage of Voting Shares or securities convertible into or exchangeable for Voting Shares so offered than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(cc)	“Record Time” shall mean 4:30 p.m. (Vancouver time) on April 29, 1998;

(dd)	“Right” shall have the meaning ascribed thereto in the recitals hereto;

(ee)	“Rights Agent” shall mean Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada);

(ff)	“Rights Certificates” shall mean the certificates representing the Rights after the Separation Time, which shall be in the form attached hereto as Exhibit A;

(gg)	“Rights Register” and “Rights Registrar “shall have the respective meanings ascribed thereto in subsection 2.3(a);

(hh)	“Securities Act” shall mean the Securities Act (British Columbia), as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto;

(ii)	“Separation Time” shall mean the close of business on the eighth Trading Day after the earlier of:

(i)	the Stock Acquisition Date; and

(ii)	the date of the commencement of, or first public announcement (provided such announcement is made after the Record Time) of, the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid);

or such later time as may be determined by the Board of Directors; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further that, if any Take-over Bid referred to in clause (ii) of this subsection 1.1(ai) expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this subsection 1.1(ai), never to have been made;

(jj)	“Stock Acquisition Date” shall mean the date of the first public announcement (which, for purposes of this definition, shall include, without limitation, the filing of a report pursuant to the Securities Act by the Company or an Acquiring Person of facts indicating that a Person has become an Acquiring Person);

(kk)	“Subsidiary” of a Person shall have the meaning ascribed thereto in the Securities Act;

(ll)	“Take-over Bid” shall mean an Offer to Acquire Voting Shares or other securities of the Company if, assuming that the Voting Shares or other securities of the Company subject to the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute in the aggregate 20% or more of the Voting Shares then outstanding;

(mm)	“Termination Time” shall mean the time at which the right to exercise Rights shall terminate pursuant to subsections 6.1(f), 6.1(g) or section 6.15;

(nn)	“Trading Day”, when used with respect to any securities, shall mean a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day; and

(oo)	“Voting Share” shall mean any share in the capital of the Company to which is attached a right to vote for the election of all directors generally.

1.2	Currency

          All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Descriptive Headings

          Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

1.4	References to Agreement

          References to “this Agreement”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Agreement and not to any particular Article, section, subsection, clause, subclause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto.

1.5	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

(a)	For the purposes of this Agreement, in determining the percentage of the outstanding Voting Shares of the Company with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Voting Shares of the Company of which such Person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

(b)	The percentage of outstanding Voting Shares of the Company Beneficially Owned by any Person shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

100       x       A / B

where:

A = the number of votes for the election of all directors generally attaching to the outstanding Voting Shares of the Company Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares of the Company.

The percentage of outstanding Voting Shares represented by any particular group of Voting Shares acquired or held by any Person shall be determined in like manner mutatis mutandis.

1.6	Acting Jointly or in Concert

          For the purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person for the purpose of acquiring or Offering to Acquire any Voting Shares (other than customary agreements with and between underwriters and banking group or selling group members with respect to an offering of securities and other than pledges or hypothecs of securities in the ordinary course of business).

ARTICLE 2
THE RIGHTS

2.1	Legend on Certificates

          Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

UNTIL THE SEPARATION TIME (AS DEFINED IN THE RIGHTS AGREEMENT REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES AND ENTITLES THE HOLDER HEREOF TO CERTAIN RIGHTS AS SET FORTH IN AN AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT MADE AS OF THE 25TH DAY OF MAY, 2004 (THE “RIGHTS AGREEMENT”), BETWEEN BENNETT ENVIRONMENTAL INC. (THE “COMPANY”) AND COMPUTERSHARE TRUST COMPANY OF CANADA, THE TERMS OF WHICH ARE HEREBY INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH MAY BE INSPECTED DURING NORMAL BUSINESS HOURS AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, SUCH RIGHTS MAY BE TERMINATED, MAY EXPIRE, MAY BECOME VOID (IF, IN CERTAIN CASES, THEY ARE “BENEFICIALLY OWNED” BY AN “ACQUIRING PERSON”, AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT, WHETHER CURRENTLY HELD BY OR ON BEHALF OF SUCH PERSON OR ANY SUBSEQUENT HOLDER) OR MAY BE EVIDENCED BY SEPARATE CERTIFICATES AND MAY NO LONGER BE EVIDENCED BY THIS CERTIFICATE. THE COMPANY WILL MAIL OR ARRANGE FOR THE MAILING OF A COPY OF THE RIGHTS AGREEMENT TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE AS SOON AS IS PRACTICABLE AFTER THE RECEIPT OF A WRITTEN REQUEST THEREFOR.

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

2.2	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)	The Rights Certificates shall be executed on behalf of the Company by any of the Chairman of the Board, the President or any Vice-President (including any Senior Vice-President), together with any other of such persons or together with any one of the Secretary, the Treasurer, any Assistant Secretary or any Assistant Treasurer. The signature of any of the officers of the Company on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b)	Promptly after the Company learns of the Separation Time the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall manually countersign and deliver such Rights Certificates to the holders of the Rights pursuant to subsection 3.1(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of the countersignature thereof.

2.3	Registration, Registration of Transfer and Exchange

(a)	After the Separation Time, the Company will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed the “Rights Registrar” for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Registrar at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection (c) of this section, the Company will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)	Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this section 2.3, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.4	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall manually countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i)	evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)	such security or indemnity as may be required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)	As a condition to the issuance of any new Rights Certificate under this section 2.4, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d)	Every new Rights Certificate issued pursuant to this section 2.4 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Company.

2.5	Persons Deemed Owners of Rights

          The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.6	Delivery and Cancellation of Certificates

          All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided for in this section 2.6, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.7	Agreement of Rights Holders

     Every holder of Rights by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of the Rights held;

(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d)	that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional Common Shares upon exercise of a Right (except as provided herein); and

(f)	that without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein.

2.8	Rights Certificate Holder Not Deemed a Shareholder

          No holder, as such, of any Right or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share which may at any time be issuable on the exercise of such Right, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a shareholder of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of any Common Shares at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any shareholder of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by any Rights Certificate shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3
EXERCISE OF THE RIGHTS

3.1	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)	Subject to adjustment as herein set forth, from and after the Separation Time and prior to the Expiration Time, each Right will entitle the holder thereof to purchase one Common Share for the Exercise Price (which Exercise Price and number of Common Shares are subject to adjustment as set forth below).

(b)	Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)	each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to be a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of the Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time, the Rights Agent will mail to the holders so converting (other than an Acquiring Person and other than, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of Record of such Rights (a “Nominee”) ), at such holder’s address as shown by the records of the Company (and the Company hereby agrees to furnish copies of such records to the Rights Agent for this purpose):

(iii)	a Rights Certificate representing the number of Rights held by such holder at the Separation Time in substantially the form of Exhibit A hereto, appropriately completed and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(iv)	a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in clauses (iii) and (iv) of this subsection 3.1(c) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Company to determine whether any person is holding Common Shares which are Beneficially Owned by another Person, the Company may require such first mentioned person to furnish it with such information and documentation as the Company considers advisable.

(d)	Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i)	the Rights Certificate evidencing such Rights;

(ii)	an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)	payment in cash, or by certified cheque, banker’s draft or money order payable to the order of the Company, of a sum equal to the applicable Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for the relevant Common Shares in a name other than that of the holder of the Rights being exercised.

(e)	Upon receipt of the Rights Certificate which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by subsection 4.1(b) and payment as set forth in subsection 3.1(d), the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)	requisition from a transfer agent for the relevant Common Shares, certificates representing the number of such Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii)	when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)	after receipt of such Common Share certificate, deliver the same to or to the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iv)	when appropriate, after receipt, deliver such cash referred to in clause 3.1(e)(ii) to or to the order of the registered holder of the Rights Certificate; and

(v)	tender to the Company all payments received on exercise of the Rights.

(f)	In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Company covenants and agrees that it will:

(i)	take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates representing such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, issued and delivered as fully paid and non-assessable;

(ii)	take all such action as may be necessary and within its power to comply with any applicable requirements of the Act, the Securities Act and the Securities Acts or comparable legislation of each of the other provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificate’s and the issuance of any Common Shares upon exercise of Rights;

(iii)	use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal exchanges on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)	cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v)	pay when due and payable any and all federal and provincial transfer taxes (for greater certainty, not including any income taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised.

3.2	Adjustments to Exercise Price; Number of Rights

          The Exercise Price, the number of Common Shares or other securities subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this section 3.2.

(a)	In the event the Company shall at any time after the Record Time and prior to the Expiration Time:

(i)	declare or pay a dividend on the Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any dividend reinvestment program;

(ii)	subdivide or change the outstanding Common Shares into a greater number of Common Shares;

(iii)	combine or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv)	issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares,

the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or other change, and the number of Common Shares or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the applicable Exercise Price then in effect, the aggregate number of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the share transfer books of the Company were open, such holder would have been entitled to receive as a result of such dividend, subdivision, combination or reclassification. If an event occurs which would require an adjustment under both this section 3.2 and section 4.1, the adjustment provided for in this section 3.2 shall be in addition to, and shall be made prior to, any adjustment required pursuant to section 4.1.

(b)	In case the Company shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them to subscribe for or purchase (for a period expiring within 45 calendar days after such record date) Common Shares (or shares having the same rights, privileges and preferences as Common Shares (“equivalent common shares”)) or securities convertible into Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or having a conversion price per share, if a security convertible into Common Shares or equivalent common shares) less than 90% of the Market Price per Common Share on such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Market Price per Common Share; and

(ii)	the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed and, in the event that such rights or warrants are not so issued, the Exercise Price in respect of the Rights shall be re-adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

(c)	For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a dividend reinvestment plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Company; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(d)	In case the Company shall at any time after the Record Time and prior to the Expiration Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger in which the Company is the continuing Company) of evidences of indebtedness or assets, including cash (other than a dividend paid in the ordinary course or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), or subscription rights or warrants entitling them to subscribe for or purchase Common Shares (excluding those referred to in subsection 3.2(b)) at a price per Common Share that is less than 90% of the Market Price per Common Share on such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to a Common Share; and

(ii)	the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed and, in the event that such distribution is not so made, the Exercise Price in respect of the Rights shall be adjusted to be the Exercise Price in respect of the Rights which would have been in effect if such record date had not been fixed.

(e)	Notwithstanding anything herein to the contrary, no adjustment in an Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this subsection 3.2(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this section 3.2 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or other share, as the case may be. Notwithstanding the first sentence of this subsection 3.2(e), any adjustment required by this section 3.2 shall be made no later than the earlier of:

(i)	three years from the date of the transaction which mandates such adjustment; and

(ii)	the Expiration Time.

(f)	If as a result of an adjustment made pursuant to section 4.1, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as is practicable to the provisions with respect to the Common Shares contained in this section 3.2, and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other shares.

(g)	All Rights originally issued by the Company subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the respective number of Common Shares, as the case may be, purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h)	Unless the Company shall have exercised its election as provided in subsection 3.2(i), upon each adjustment of an Exercise Price as a result of the calculations made in subsections 3.2(b) and(d), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares, as the case may be (calculated to the nearest one ten-thousandth), obtained by:

(i)	multiplying:

(A)	the number of such Common Shares which would have been issuable upon the exercise of a Right immediately prior to this adjustment; by

(B)	the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and

(ii)	dividing the product so obtained by the relevant Exercise Price in effect immediately after such adjustment of the relevant Exercise Price.

(i)	The Company may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which such a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this subsection 3.2(i), the Company shall, as promptly as is practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to section 6.4, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Company, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(j)	Irrespective of any adjustment or change in an Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the relevant Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(k)	In any case in which this section 3.2 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(l)	Notwithstanding anything in this section 3.2 to the contrary, the Company shall be entitled to make such reductions in each Exercise Price, in addition to those adjustments expressly required by this section 3.2 as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any:

(i)	consolidation or subdivision of Common Shares;

(ii)	issuance wholly for cash of any Common Share or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)	stock dividends; or

(iv)	issuance of rights, options or warrants referred to in this section 3.2,

hereafter made by the Company to holders of its Common Shares, shall not be taxable to such shareholders.

(m)	The Company covenants and agrees that, after the Separation Time, it will not, except as permitted by section 6.1 or 6.5, take (or permit any Subsidiary of the Company to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

3.3	Date on Which Exercise is Effective

               Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Share represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the relevant Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the relevant Common Share transfer books of the Company are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the relevant Common Share transfer books of the Company are open.

ARTICLE 4
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

4.1	Flip-in Event

(a)	Subject to subsection 4.1(b) and subsections 6.1(b), (c) and (d), in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective on and after the later of its date of issue and the close of business on the eighth Trading Day following the Stock Acquisition Date, the right to purchase from the Company, upon payment of the relevant Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares being the lesser of:

(i)	that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustments provided for in section 3.2 upon each occurrence after the Stock Acquisition Date of any event analogous to any of the events described in section 3.2); and

(ii)	that proportionate number of Common Shares issuable upon exercise of all the Rights which, when added to the total number of allotted Common Shares, equal the number of authorized Common Shares at that time.

(b)	Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)	a transferee or other successor in title, directly or indirectly, (a “Transferee”) of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) who becomes a Transferee concurrently with or Subsequent to the Acquiring Person becoming an Acquiring Person in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding clause 4.1(b)(i)

shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)	In the event that there shall not be sufficient Common Shares authorized for issuance to permit the exercise in full of the Rights in accordance with clause 4.1(a)(i), the Company shall take all such reasonable action it considers prudent to authorize additional Common Shares for issuance upon the exercise of the Rights, subject to the ability of the Company to give notice of a shareholders meeting within the time periods specified by legislation and by regulatory authorities.

(d)	From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this section 4.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Act and the Securities Act or comparable legislation of any other applicable jurisdiction in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

ARTICLE 5
THE RIGHTS AGENT

5.1	General

(a)	The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint one or more Co-Rights Agents as it may deem necessary or desirable. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and Co-Rights Agents shall be as the Company may determine. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement.

(b)	The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

5.2	Merger or Amalgamation or Change of Name of Rights Agent

(a)	Any Company into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any Company resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any Company succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Company would be eligible for appointment as a successor Rights Agent under the provisions of section 5.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)	In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

5.3	Duties of Rights Agent

               The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	the Rights Agent may consult with legal counsel (who may be legal counsel for the Company) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b)	whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, the Chief Executive Officer, the President or any Vice-President and by the Chief Financial Officer, the Treasurer or any Assistant-Treasurer or the Secretary or any Assistant-Secretary of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct;

(d)	the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;

(e)	the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any

Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 4.1(b) or any adjustment required under the provisions of section 3.2 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by section 3.2 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(f)	the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)	the Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any Person believed by the Rights Agent to be the Chairman of the Board, the Chief Executive Officer, the President, any Vice-President, the Chief Financial Officer, or the Secretary or any Assistant-Secretary or the Treasurer or any Assistant-Treasurer of the Company, and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such Person;

(h)	the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

(i)	the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

5.4	Change of Rights Agent

               The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days’ notice in writing (or such lesser notice as is acceptable to the Company) mailed to the Company and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with section 6.8. The Company may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail, and to the holders of the Rights in accordance with section 6.8. If the Rights

Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate for inspection by the Company), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a Company incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this section 5.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 6
MISCELLANEOUS

6.1	Redemption and Waiver

(a)	Until the close of business or the eighth Trading Day after the occurrence of a Flip-in Event as to which the application of section 4.1 has not been waived pursuant to this section 6.1, the Board of Directors may, with the prior consent of the holders of the Voting Shares or the holders of Rights given in accordance with subsection 6.1(i) or 6.1(j), as the case may be, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 3.2, if an event of the type analogous to any of the events described in section 3.2 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(b)	Until the occurrence of a Flip-in Event as to which the application of section 4.1 has not been waived pursuant to this section 6.1, upon written notice to the Rights Agent, the Board of Directors may, with the prior consent of the holders of Voting Shares or the holders of Rights given in accordance with subsection 6.1(i) or 6.1(j), as the case may be, determine to waive the application of section 4.1 to any Flip-in Event which would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by way of Take-over Bid circular to all holders of Voting Shares and otherwise than in the circumstances set forth in subsection 6.1(d); provided that, in the event that the Board of Directors proposes such a waiver, it shall, if prior to the Separation Time, extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting called to approve such waiver.

(c)	Until the occurrence of a Flip-in Event as to which the application of section 4.1 has not been waived pursuant to this section 6.1, upon written notice delivered to the Rights Agent, the Board of Directors may determine to waive the application of section 4.1 to any Flip-in Event which would result from a Take-over Bid made by way of Take-over Bid circular to all holders of Voting Shares; provided that if the Board of Directors waives the application of section 4.1 to such Flip-in Event pursuant to this subsection 6.1(c), the Board of Directors shall be deemed to have waived the application of section 4.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by Take-over Bid circular to all holders of Voting Shares which is made prior to the expiry of any Take-over Bid (as the same may be extended from time to time) made by Take-over Bid circular in respect of which a waiver is, or is deemed to have been, granted under this subsection 6.1(c).

(d)	Notwithstanding the provisions of subsections 6.1(b) and 6.1(c) hereof, the Board of Directors may waive the application of section 4.1 in respect of any Flip-in Event, provided that both of the following conditions are satisfied:

(i)	the Board of Directors has determined within eight Trading Days following the Stock Acquisition Date that the Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii)	such Person has reduced its Beneficial Ownership of Voting Shares such that, at the time of the granting of a waiver pursuant to this subsection 6.1(d), such Person is no longer an Acquiring Person, and, in the event of any such waiver, for the purposes of this Agreement, neither such Flip-in Event nor the Separation Time shall be deemed to have occurred.

(e)	The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid, a Competing Permitted Bid or Take-over Bid in respect of which the Board of Directors has waived or is deemed to have waived pursuant to subsection 6.1(c), the application of section 4.1, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

(f)	Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this subsection 6.1(f) and subsection 6.1(g), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(g)	If the Rights are redeemed in accordance with this section 6.1, the right to exercise the Rights will thereupon, without further action and without notice, terminate, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h)	Within 10 days after the election or deemed election to redeem the Rights in accordance with this section 6.1, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Transfer Agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Company may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this section 6.1 or in section 6.4, and other than in connection with the purchase of Common Shares prior to the Separation Time.

(i)	If a redemption pursuant to subsection 6.1(a) or a waiver pursuant to subsection 6.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if authorized by a majority of the votes cast by Independent Shareholders present in person or represented by proxy at a meeting of such holders duly called and held in compliance with applicable laws and with the articles of the Company.

(j)	If a redemption pursuant to subsection 6.1(a) or a waiver pursuant to subsection 6.1(b) is proposed at any time on or after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if authorized by a majority of the votes cast by the holders of Rights present in person or represented by proxy at a meeting of such holders duly called and held. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote and the procedures for the calling, holding and conduct of a meeting of holders of Rights shall be those as nearly as may be possible, which are provided in the Company’s memorandum and articles and the Act (or such other corporate statute that the Company may become subject to) with respect to meetings of shareholders of the Company.

6.2	Expiration

               No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in section 5.1.

6.3	Issuance of New Rights Certificate

               Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

6.4	Fractional Rights and Fractional Shares

(a)	The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Right would otherwise be issuable, an amount in cash equal to the fraction of the Market Price of a whole Right that the fraction of a Right which would otherwise be issuable is of one whole Right.

(b)	The Company shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company shall pay to the registered holders of

Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of a whole Common Share that the fraction of a Common Share which would otherwise be issuable upon the exercise of such right is of one whole Common Share at the date of such exercise.

6.5	Supplements and Amendments

(a)	The Company may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder, or which are required by the Montreal Exchange or other securities regulatory authorities. The Company may, at or prior to the meeting of shareholders of the Company referred to in Section 6.15, or any adjournment thereof, to be held for shareholders of the Company to consider and, if deemed advisable, to adopt a resolution approving, ratifying and confirming this Agreement and the Rights issued pursuant thereto supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this section 6.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent to such supplement or amendment and the approval of applicable regulatory bodies.

(b)	Subject to subsection 6.5(a) and receipt of applicable regulatory approval, the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and/or by-laws (as the case may be) of the Company.

(c)	Subject to subsection 6.5(a), the Company may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent thereto.

(d)	Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s articles and/or by-laws, as the case may be, and the Act with respect to meetings of shareholders of the Company.

(e)	Any amendments made by the Company to this Agreement pursuant to subsection 6.5(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i)	if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 6.5(b), confirm or, reject such amendment; and

(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in subsection 6.5(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent amendment to this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

6.6	Rights of Action

               Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder’s right to exercise such holder’s Rights in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against, actual or threatened violations of, the obligations of any Person subject to this Agreement.

6.7	Notice of Proposed Actions

               In case the Company shall propose after the Separation Time and prior to the Expiration Time:

(a)	to effect or permit (in cases where the Company’s permission is required) any Flip-in Event; or

(b)	to effect the liquidation, dissolution or winding-up of the Company or the sale of all or substantially all of the Company’s assets,

then, in each such case, the Company shall give to each holder of a Right, in accordance with section 6.8, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution or winding-up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking such proposed action.

6.8	Notices

               Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

              Bennett Environmental Inc.
              Suite 200, 1130 West Pender Street
              Vancouver, B.C. V6E 4A4

              Attention: Chief Executive Officer

Any notice or demand authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

              Computershare Trust Company of Canada
              3rd Floor, 510 Burrard Street
              Vancouver, B.C. V6C 3B9

              Attention: Manager, Corporate Trust Services

Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Company for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

6.9	Costs of Enforcement

               The Company agrees that if it or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfill any of its obligations pursuant to this Agreement, then the Company or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

6.10	Successors

               All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

6.11	Benefits of this Agreement

               Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

6.12	Governing Law

               This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

6.13	Counterparts

               This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

6.14	Severability

               If any section, subsection, clause, subclause, term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such section, subsection, clause, subclause, term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining sections, subsections, clauses, subclauses, terms and provisions hereof or the application of such section, subsection, clause, subclause, term or provision to circumstances other than those as to which it is held invalid or unenforceable.

6.15	Effective Date

               Subject to the receipt of regulatory approval this Agreement is in full force and effect in accordance with its terms from the date hereof. At the next annual meeting of shareholders of the Company, the Company shall request confirmation of this Agreement by the holders of its Voting Shares. If this Agreement is not confirmed by a majority of votes cast by holders of Voting Shares who vote in respect of the confirmation of this Agreement at such meeting, then this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of termination of such meeting.

6.16	Rights of Board, Company and Offeror

               Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Voting Shares of the Company reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Company) with respect to any Take-over Bid otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

6.17	Determinations and Actions by the Board of Directors

               The Board of Directors shall have the exclusive power and authority to administer this Agreement in accordance with the terms hereof. All such actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors or any director of the Company to any liability to the holders of the Rights.

6.18	Time of the Essence

               Time shall be of the essence in this Agreement.

6.19	Regulatory Approvals

               Any obligation of the Company or action contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any applicable regulatory authority including, without limiting the generality of the foregoing, any necessary approvals of The Toronto Stock Exchange or any other stock exchange.

               IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BENNETT ENVIRONMENTAL INC.

By:
Authorized Signatory
Name:
Title:

By:
Authorized Signatory
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signatory
Name:
Title:

By:
Authorized Signatory
Name:
Title:

EXHIBIT A

FORM OF RIGHTS CERTIFICATE

Certificate No.	Rights

RIGHTS CERTIFICATE

          This certifies that    is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Amended and Restated Shareholder Rights Plan Agreement made as of the 25th day of May, 2004 (the “Rights Agreement”) between BENNETT ENVIRONMENTAL INC., a company incorporated under the laws of Canada (the “Company”) and COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, as rights agent (the “Rights Agent”, which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Company at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid Common Share of the Company (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise and Declaration of Ownership duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver. The Exercise Price shall initially be $100.00 per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

          In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or shares in the capital of the Company other than Common Shares, or more or less than one Common Share, all as provided in the Rights Agreement.

          This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Company and are available upon written request.

          This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

          Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate (i) may be, and under certain circumstances are required to be, redeemed by the Company at a redemption price of $0.00001 per Right and (ii) may be exchanged at the option of the Company for cash, debt or equity securities or other assets of the Company.

          No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

          No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other shares of the Company which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders of the Company at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Company (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

          This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been manually countersigned by the Rights Agent.

          WITNESS the facsimile signature of the proper officers of the Company.

Date:

BENNETT ENVIRONMENTAL INC.

By:

By:

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signature

FORM OF ELECTION TO EXERCISE

TO: BENNETT ENVIRONMENTAL INC.

The undersigned hereby irrevocably elects to exercise    whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued to:

Name

Address

City and Province

Social Insurance Number or other taxpayer identification number

          If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Name

Address

City and Province

Social Insurance Number or other taxpayer identification number
Dated:

Signature Guaranteed:

Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada or the United States.

(To be completed if true)

The undersigned hereby represents, for the benefit of the Company and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

Signature

FORM OF ASSIGNMENT

FOR VALUE RECEIVED

hereby sells, assigns and transfers unto

     (Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Dated:

Signature Guaranteed:

Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada or the United States.

(To be completed if true)

The undersigned hereby represents, for the benefit of the Company and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights will be null and void.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1. Purpose

The Audit Committee (the “Committee”) is appointed by the Board of Directors of the Company to assist the Board in fulfilling its oversight responsibilities with respect to:

(i) the Company’s systems of internal controls regarding finance, accounting, legal compliance and ethical behavior;

(ii) the Company’s auditing, accounting and financial reporting processes generally;

(iii) the Company’s financial statements and other financial information provided by the Company to its shareholders, the public and others;

(iv) the Company’s compliance with legal and regulatory requirements; and

(v) the appointment, compensation, independence, oversight, communication with, performance and change of the Company’s independent auditors.

Consistent with these functions, the Committee will encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures and practices at all levels.

2. Organization

Committee members shall meet the requirements of the Toronto Stock Exchange, the American Exchange, the Securities and Exchange Commission and any other regulatory agency that may have jurisdiction over the operations of the Company from time to time. The Committee will be comprised of three or more directors as determined by the Board of Directors, each of whom shall be outside directors who are unrelated to the company and free from any relationship that would interfere with the exercise of his or her independent judgment.

All members of the Committee shall be financially literate and able to read and understand basic financial statements, and at least one member of the Committee shall have experience in auditing or preparing financial statements (such person or persons to be designated by the Board or Directors as a “financial expert” on the Committee).

No member of the Committee shall receive any compensation for so acting other than as a director, and no member shall be affiliated with the Company or any subsidiary.

Committee members shall be appointed by the Board on the recommendation from the nominating process. A Chair of the Committee shall be appointed by majority vote of the Committee.

3. Meetings

The Committee shall meet at least four times a year, and more frequently as necessary. An Agenda shall be prepared and issued by the Chair prior to each meeting.

The Committee shall require members of Management, the independent auditors and others to attend meetings and to provide pertinent information, as necessary. As part of its mandate to foster open communications, the Committee shall meet in separate executive sessions during each of its four regularly scheduled meetings with Management and the Company’s independent auditors to discuss any matters that the Committee (or any of these groups) believes should be discussed privately.

4. Responsibilities and Duties

In recognition of the fact that the Company’s independent auditors are ultimately accountable to the Audit Committee (on behalf of the shareholders), the Committee shall have the sole authority and responsibility to select, evaluate, and where appropriate, recommend the replacement of the independent auditors or nominate the independent auditors for shareholder approval. The Committee shall approve in advance, all audit engagement fees and terms, and all non-audit engagements and fees with the independent auditors. The Committee shall consult with Management but shall not delegate these responsibilities.

To fulfill its responsibilities and duties, the Audit Committee shall:

With respect to the independent auditors:

❑	Be directly responsible for the appointment, compensation and oversight of the work of the independent auditors (including resolution of disagreements between Management and the independent auditors regarding financial reporting) for the purpose of preparing its audit report or related work.

❑	Have the sole authority to review in advance, and grant any appropriate pre-approvals of: (i) all auditing services to be provided by the independent auditors and (ii) all non-audit services to be provided by the independent auditors as permitted by applicable governance rules and in particular Section 10A of the Securities Exchange Act of 1934, and (iii) in connection therewith to approve all fees and other terms of engagement. The Committee shall also review and approve disclosures required to be included in any public filings with respect to non-audit services.

❑	Review the performance of the Company’s independent auditors on at least an annual basis.

❑	On an annual basis, review and discuss with the independent auditors all relationships the independent auditors have with the Company in order to evaluate the independent auditors’ continued independence. The Committee: (i) shall ensure that the independent auditors submit to the Committee on an annual basis a written statement delineating all relationships and services that may impact the objectivity and independence of the independent auditors; (ii) shall discuss with the independent auditors any disclosed relationship or services that may impact the objectivity and independence of the independent auditors; and (iii) shall satisfy itself as to the independent auditors’ independence.

❑	At least annual, obtain and review an annual report from the independent auditors describing (i) the independent auditors’ internal quality control procedures and (ii) any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditors, and any steps taken to deal with any such issues.

❑	Confirm that the rotation of the lead audit partner, or the lead audit partner responsible for reviewing the audit, for the Company’s independent auditors complies with the requirements of the Canadian and US regulatory authorities.

❑	Review all reports required to be submitted by the independent auditors to the Committee particularly including those required by Section 10A of the Securities Exchange Act of 1934.

❑	Review, based upon the recommendation of the independent auditors and management, the scope and plan of the work to be done by the independent auditors for each fiscal year.

With respect to financial statements:

❑	Review and discuss with Management and the independent auditors the Company’s quarterly financial statements (including disclosures made in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the independent auditors’ review of the quarterly financial statements) prior to submission to shareholders, any governmental body, any stock exchange or the public.

❑	Review and discuss: (i) with Management and the independent auditors the Company’s annual audited financial statements (including disclosures made in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”).

❑	Recommend to the Board of Directors, if appropriate, that the Company’s annual audited financial statements be included in the Company’s annual report for filing with appropriate securities regulator agencies.

❑	Prepare any reports required to be included in the Company’s annual meeting materials and any other Committee reports required by applicable securities laws or stock exchange listing requirements or rules.

With respect to periodic and annual Reviews:

❑	Periodically review separately with each of Management and the independent auditors (i) any significant disagreement between Management and the independent auditors in connection with the preparation of the financial statements, (ii) any difficulties encountered during the course of the audit (including any restrictions on the scope of work or access to required information), and (iii) Management’s response to each.

❑	Periodically discuss with the independent auditors, without Management being present, (i) their judgments about the quality, appropriateness, and acceptability of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, and (ii) the completeness and accuracy of the Company’s financial statements.

❑	Consider and approve, if appropriate, significant changes to the Company’s accounting principles and financial disclosure practices as suggested by the independent auditors or Management. Review with the independent auditors and Management, at appropriate intervals, the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

❑	Review with Management, the independent auditors and the Company’s counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company’s financial statements, including significant changes in accounting standards or rules as promulgated by the Canadian Institute of Chartered Accountants, the securities regulators have jurisdiction over the Company or other regulatory authorities with relevant jurisdiction.

❑	Obtain and review an annual report from Management relating to the accounting principles used in preparation of the Company’s financial statements (including those policies for which Management is required to exercise discretion or judgments regarding the implementation thereof).

Discussions with Management:

❑	Review and discuss with Management the Company’s earnings press releases (including the use of “pro forma” or “adjusted” non-GAAP information) as well as financial information and earnings guidance provided to analysts and rating agencies.

❑	Review and discuss with Management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

❑	Inquire about the application of the Company’s accounting policies and its consistency from period to period, and the compatibility of these accounting policies with generally accepted accounting principles, and (where appropriate) the Company’s provisions for future occurrences which may have a material impact on the financial statements of the Company.

❑	Review and discuss with Management (i) the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures (including Management’s risk assessment and risk management policies), and (ii) the program that Management has established to monitor compliance with its code of business ethics and conduct for directors, officers and employees.

❑	Review and discuss with Management all disclosures made by the Company concerning any material changes in the financial condition or operations of the Company.

❑	Obtain explanations from Management for unusual variances in the Company’s annual financial statements from year to year, and review annually the independent auditors’ letter of the recommendations to Management and Management’s response.

With respect to internal controls:

❑	In consultation with the independent auditors and management: (a) review the adequacy of the Company’s internal control structure and system, and the procedures designed to insure compliance with laws and regulations. (b) discuss the responsibilities, budget and staffing needs of the Company’s internal accounting department, and (c) review and consider whether there is any need for the Company to establish an internal audit department.

❑	Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

❑	By May 20, 2004, adopt and publish a Code of Ethics for senior financial officers and thereafter review and update such Code periodically as necessary.

❑	Adopt, publish, review and update periodically a Code of Ethical Conduct for Company operations and take appropriate steps to ensure that the Code is complied with.

Other:

❑	Review and approve all related-party transactions.

❑	Review and approve (i) any change or waiver in the Company’s code of Ethical Conduct and Code of Ethics for directors or executive officers, and (ii) any public disclosure regarding such change or waiver.

❑	Establish the policy for the Company’s hiring of employees or former employees of the independent auditors who were engaged on the Company’s account.

❑	Review any Management decision to seek a second opinion from independent auditors other than the Company’s regular independent auditors with respect to any significant accounting issue.

❑	Review with Management and the independent auditors the sufficiency and quality of the financial and accounting personnel of the Company.

❑	Review and reassess the adequacy of this Charter annually and recommend to the Board any changes the Committee deems appropriate.

❑	Conduct an annual performance evaluation of Committee operations.

❑	Perform any other activities consistent with this Charter, the Company’s By-laws and governing law as the Committee or the Board deems necessary or appropriate.

5. Resources

The Audit Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee. The Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Committee shall determine the extent of funding necessary for payment of compensation to the independent auditors for purpose of rendering or issuing the annual audit report and to any independent legal, accounting and other consultants retained to advise the Committee.

BENNETT ENVIRONMENTAL INC.
PROXY
FOR THE 2004 ANNUAL AND SPECIAL GENERAL MEETING
MAY 25, 2004

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The undersigned shareholder of Bennett Environmental Inc. (the “Corporation”) hereby appoints John Bennett, or failing him David Williams, or failing either of them             as the proxyholder for and on behalf of the undersigned to attend, act and vote for and on behalf of the undersigned at the annual and special general meeting (the “Meeting”) of the shareholders of the Corporation to be held at 4:30 p.m. (Toronto time) at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Tuesday, May 25, 2004 and at any adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment thereof, and, without limiting the foregoing, the persons named are specifically directed to vote as indicated below. For further information regarding the Meeting and the matters that will be acted upon at the Meeting, reference is specifically made to the accompanying Notice of Meeting, and Management Information and Proxy Circular, both dated April 23, 2004. The instructions to this proxy form part of this proxy.

The undersigned directs the proxyholder appointed by this proxy to vote as follows:

1.	To elect the following persons as directors of the Corporation until the next annual general meeting:

John Bennett	FOR ☐	WITHHOLD ☐
Adam Lapointe	FOR ☐	WITHHOLD ☐
Pierre Meunier	FOR ☐	WITHHOLD ☐
George Ploder	FOR ☐	WITHHOLD ☐
David Williams	FOR ☐	WITHHOLD ☐

2.	To appoint KPMG LLP, Chartered Accountants, as auditor of the Corporation until the next annual general meeting at a remuneration to be fixed by the directors of the Corporation.

FOR ☐	WITHHOLD ☐

3.	To approve, by ordinary resolution, the renewal of the Amended and Restated Shareholder Rights Plan Agreement dated May 24, 2001.

FOR ☐	WITHHOLD ☐

EXECUTED on the         day of        , 2004.

Signature of Shareholder (or Authorized	Number of Common Shares
Attorney or Signatory on behalf of	Represented by this Proxy
Shareholder)

Name of Shareholder (Please Print Clearly)

Address

City/Province

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. The common shares represented by this proxy will, on any ballot, be voted as you may have specified by marking an “X” in the spaces provided for that purpose. IF NO CHOICE IS SPECIFIED AND EITHER OF JOHN BENNETT OR DAVID WILLIAMS IS APPOINTED AS PROXYHOLDER, THE COMMON SHARES WILL BE VOTED AS IF YOU HAD SPECIFIED AN AFFIRMATIVE VOTE.

2. YOU MAY APPOINT AS PROXYHOLDER SOMEONE OTHER THAN THE PERSONS NAMED IN THIS PROXY BY STRIKING OUT THEIR NAMES AND INSERTING IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO ATTEND AND ACT AS PROXYHOLDER, AND THAT PERSON NEED NOT BE A SHAREHOLDER OF THE CORPORATION. IF THE INSTRUCTIONS ON THIS PROXY ARE CERTAIN, THE COMMON SHARES REPRESENTED BY THE PROXY WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH SUCH INSTRUCTIONS, AND WHERE YOU SPECIFY A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED ON, THE COMMON SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE.

3. THIS PROXY ALSO CONFERS A DISCRETIONARY AUTHORITY TO VOTE THE COMMON SHARES WITH RESPECT TO:

(a)	AMENDMENTS TO, OR VARIATIONS OF, MATTERS IDENTIFIED IN THE NOTICE OF MEETING; AND

(b)	OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING,

BUT ONLY IF MANAGEMENT HAS NOT BEEN MADE AWARE, A REASONABLE TIME PRIOR TO THIS SOLICITATION, THAT THE AMENDMENTS, VARIATIONS OR OTHER MATTERS ARE TO BE PRESENTED FOR ACTION AT THE MEETING. No matters other than those stated in the attached Notice of Meeting are, at present, known to be considered at the Meeting but, if such matters should arise, proxies will be voted in accordance with the best judgment of the proxyholder.

4. In order to be valid this proxy must be signed by the shareholder or by his or her attorney duly authorized in writing or, in the case of a corporation, executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If this proxy is executed by an attorney for an individual shareholder or joint shareholder or by an officer or officers or attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy. The signature and name must conform to the name of the shareholder as registered. Executors, administrators and trustees signing on behalf of the registered shareholder should so indicate. If common shares are jointly held, either of the registered owners may sign the proxy. If this proxy is not dated in the blank space provided, it will be deemed to bear the date on which it was mailed by management of the Corporation.

5. This proxy may not be used at the Meeting unless it is deposited at the office of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, before 4:30 p.m. (Toronto time) on Friday, May 21, 2004, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. The Chairman of the Meeting has the discretion to accept proxies received subsequently.

BENNETT ENVIRONMENTAL INC.

Request for Financial Statements and MD&A

In accordance with National Instrument 51-102, Continuous Disclosure Obligations, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities that allows the registered holders and the beneficial owners to request a copy of the reporting issuer’s annual financial statements and management discussion & analysis for the annual financial statements, the interim financial statements and the management discussion & analysis for the interim financial statements or both. If you wish to receive any or all of these materials, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

TO:	BENNETT ENVIRONMENTAL INC.

The undersigned certifies that the undersigned is the owner of securities of Bennett Environmental Inc. (the “Company”) and requests that the undersigned be placed on the Company’s Financial Statement Mailing List in order to receive the Company’s (check one or both):

☐	Annual Financial Statements and related Management Discussion and Analysis

☐	Interim Financial Statements and related Management Discussion and Analysis

NAME:

ADDRESS:

POSTAL CODE:

SIGNATURE OF SHAREHOLDER:		DATE:

CUSIP:	081906109

SCRIP COMPANY CODE: BEV-Q